MAXIM GROUP LLC

300 Park Avenue, 16th Floor

New York, New York 10022

March 27, 2025

VIA EDGAR CORRESPONDENCE

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Attn: Scott Anderegg / Lilyanna Peyser

Re:	TMD Energy Limited
Registration Statement on Form F-1
Filed December 10, 2024, as amended
File No. 333-283704

Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Act”), we, the sole managing underwriter, hereby request that the U.S. Securities and Exchange Commission (the “Commission”) take appropriate action to cause the above-referenced Registration Statement to become effective at 4:30 p.m., Eastern time, on Monday, March 31, 2025, or as soon thereafter as practicable.

Pursuant to Rule 460 under the Act, we wish to advise you that we have distributed as many copies of the Preliminary Prospectus dated February 27, 2025 to agents, dealers, institutions and others as appears to be reasonable to secure adequate distribution of the preliminary prospectus.

This is to further advise you that the undersigned has and will continue to comply with Rule 15c2-8 of the Securities Exchange Act of 1934, as amended, with regard to the Preliminary Prospectus and any amended Prospectus.

If you require any additional information with respect to this letter, please contact Ali Panjwani of Pryor Cashman LLP at (212) 326-0820.

Very truly yours,

MAXIM GROUP LLC

By:	/s/ Ritesh M. Veera
Name:	Ritesh M. Veera
Title:	Co-Head of Investment Banking